DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Douglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.638.5043

VIA EDGAR	September 22, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	International Stem Cell Corporation
Registration Statement on Form S-1
File No. 333-160958

Ladies and Gentleman:

On behalf of International Stem Cell Corporation (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities and Exchange Act of 1933, as amended, Amendment No. 1 to the Company’s Registration Statement (No. 333-160958) on Form S-1 (the “Registration Statement”).  The Company has revised the Registration Statement to update appropriate disclosures (principally to include updated financial information and the related changes in MD&A).

The courtesy package that is being provided to Scot Foley contains a copy of this letter and two copies of Amendment No. 1 on Form S-1 (one of which is marked to show changes from the Registration Statement as filed with the Commission on July 31, 2009).

The Company thanks the staff of the Commission (the “Staff”) for its comments provided in the Staff’s letter dated September 18, 2009 (the “Comment Letter”).  We hereby submit the following response with respect to the Comment Letter.  For ease of reference, we have included the text of the Staff’s comments followed by the Company’s response.

General

1.
We note in your response that you have amended the Form 8-K disclosing your entry into the Preferred Stock Purchase Agreement and that you exhibited the related Warrant to this filing.  Additionally, we have reviewed the Preferred Stock Purchase Agreement.  Please explain the meaning of Section 2.3(c) which states, in relevant part, “(o)n each Tranche Notice Date, the Company shall issue a replacement Warrant…to acquire that portion of Warrant Shares equal in value to 135.0% of the Tranche Purchase Price.”  Please specifically explain the meaning of “replacement warrant,” the purpose in issuing the replacement warrant, and all conditions that must occur before the warrant filed as an exhibit to your amended Form 8-K can be exercised.

RESPONSE:  Section 2.3(c) of the Preferred Stock Purchase Agreement (the “Agreement”) addresses the adjustment mechanisms associated with the Warrant that will be triggered at the time(s) the Company elects to exercise a put.  Pursuant to the terms of the Agreement, the Warrant is adjusted based on the size of puts triggered by the Company and the prevailing market price of the common stock of the Company at the time of the put.

(a)           Conditions for exercise.  As set forth in its initial paragraph, the Warrant that was issued upon the execution of the Agreement (and that was filed as an exhibit to the amended Form 8-K) can be exercised by the holder at any time prior to June 30, 2014, but only with respect to an amount equal to 135% of the cumulative amount of Tranche Purchase Prices under exercise notices delivered prior to the date of exercise.  (Please note that pursuant to Section 2.3(a) of the Agreement, the sole and absolute discretion to exercise one or more tranches of puts requiring the purchaser to acquire shares of Series E Preferred Stock resides with the Company.)  Upon any such put notice, a portion of the warrant becomes exercisable.

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(b)           Meaning and purpose of “replacement warrant.”  Because these adjustment mechanisms are based upon the combination of (1) the size of the Company’s election to exercise a put and (2) the prevailing market price for the shares of Company common stock at the time of such election, the Warrant could (and will likely) become exercisable for several different combinations of purchase prices and numbers of shares.  Rather than trying to track these potential multiple combinations of numbers of shares and related purchase prices, the parties believed that it would be simpler to adopt the “replacement” warrant process.  As a result, the terms of the Warrant require the holder, upon delivery by the Company of a put exercise notice (referred to as a “Tranche Exercise Notice”), to deliver any warrants that are not yet exercisable to the Company in return for issuance of a (1) a warrant that is then exercisable for the number of warrant shares covered by the Tranche Exercise Notice, with terms established by the Purchase Agreement, and (2) a replacement warrant for the portion of the currently outstanding Warrant covering the remaining Warrant shares that have not become exercisable.  The process is comparable to what happens when a warrant holder exercises only a portion of an existing warrant or when a holder divides a warrant into two or more separate instruments that together represent all of the rights embodied in the original instrument.  This substitution process would be repeated for the unexercised portion of the Warrant each time the Company exercised a put notice in the future.  (As we previously confirmed, the number of shares being registered pursuant to the Registration Statement is not subject to revision based on these adjustments, so the Company would be required to file an additional registration statement if the number of registered shares is less than the number that could actually be issued.)

For these reasons, we do not believe that the “replacement warrant” should be viewed as a newly issued warrant, but rather as a replacement issued as a substitute for a portion of the previously issued warrant that was surrendered once the specific exercise price and numbers of shares for that portion were determined.

On behalf of the Company, we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact me at (858) 677-1443.

Very truly yours,

DLA PIPER LLP (US)

/s/ Douglas J. Rein

Douglas J. Rein

cc:           Ray Wood, International Stem Cell Corporation